                                 [LETTERHEAD]                      EXHIBIT 99.16



                                 July 1, 1996

Dana Perlman
Stein, Perlman & Hawk
9000 Sunset Boulevard, Suite 500                             TEL: (310) 247-9500
Los Angeles, CA  90069                                       FAX: (310) 247-0115


RE:  Billing and Retainer Payments in Kind


Dear Dana,
     This is to confirm that the you have agreed to accept up to 120,000 shares of unrestricted, tradable common stock of Vitafort as payment on account of Vitafort for agreed services and fees rendered on our behalf by your firm ("Stein, Perlman & Hawk"). The terms under which the securities are to be accepted are as follows:

1)  Vitafort will issue, at the earliest practicable time, sufficient shares
    (as near to July 1, 1996 as possible) to fully cover all outstanding amounts due and a reasonable estimate of the retainer necessary to cover the coming month's planned activity. This reconciliation/issue process will be repeated monthly (at or near month end) until the full number of shares has been issued.

2) Dana Perlman shall have the option to dispose of the shares in the open market, in an orderly basis, during the ensuing 30 days from the date of issuance.

3) The net proceeds received from the sale of the shares shall be considered as payment on account of Vitafort, and applied against open valid invoices for services, or applied to your retainer for future services.

4) Dana Perlman may choose, at his sole discretion, to keep the shares of stock beyond the thirty days noted. In such case, his firm will post a credit on the Vitafort account in an amount equal to the closing bid price on the Nasdaq Electronic Bulletin Board as of the date of issuance, less estimated selling costs (not to exceed 6%). Such credit shall be applied against valid open invoices and your retainer for future services in the same manner as a cash payment, and shall be considered payment in full for the stock issued. Vitafort shall bear no interest in the future sales proceeds of such stock, regardless of any difference between the actual proceeds and the credit given.

5) Dana Perlman, via his firm, will continue to bill for approved services and related fees on a monthly basis, in the ordinary course of business. These monthly billings will clearly include the both the credits earned via stock issuance, and support for the method of valuation (net proceeds stock transaction receipt of comparable document).

     If the foregoing correctly sets forth our agreement and understanding, please sign a counterpart of this letter in the space provided below and return a copy to the undersigned. Upon return, we will arrange for the appropriate documentation to approve and issue the shares in accordance with the foregoing, Vitafort International Corporation by laws and SEC regulations.

Sincerely,                        AGREED AND ACCEPTED:




/s/ ELOY ELLIS                    /s/ DANA PERLMAN   /  7/2/96  / ###-##-####
                                  ---------------------------------------------
    Eloy L. Ellis                     Dana Perlman  /   Date   /  Taxpayer ID